UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 5, 2018

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 5, 2018, ProQR Therapeutics N.V. (the “Company”) issued a press release titled, “ProQR Announces Positive Interim Results from Phase 1/2 Clinical Trial of QR-110 in LCA10 Patients, and Plans to Start a Phase 2/3 Pivotal Trial.” A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-207245).

In addition, the Company presented interim results from its Phase 1/2 clinical trial of QR-110 in LCA10 patients during a webcasted conference call.  A copy of the presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  ln addition, the Company presented interim results from its Phase 1/2 clinical trial of QR-110 in LCA patients at the previously announced lnternational Symposium for Retinal Degeneration.

INDEX TO EXHIBITS

Number	Description

99.1	ProQR Announces Positive Interim Results from Phase 1/2 Clinical Trial of QR-110 in LCA10 Patients, and Plans to Start a Phase 2/3 Pivotal Trial.
99.2	Presentation for webcasted conference call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: September 5, 2018	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer